April 28, 2015

VIA EDGAR AND FED EX

Mr. Jaime G. John

Branch Chief

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Public Storage
Form 10-K for the fiscal year ended December 31, 2014
Filed on February 25, 2015
File No. 001-33519

Dear Mr. John:

Set forth below is the response of Public Storage to the comments of the Staff that were set forth in your letter dated April 15, 2015, regarding our Form 10-K for the year ended December 31, 2014. The Staff’s comments, indicated in bold, are followed by the response on behalf of Public Storage.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Self-Storage Operations Summary, page 29

1.

Your response to our prior comment one proposes changing the label associated with various line items to “Operating income”. We note that these amounts are not consistent with Operating income presented on your Statements of Income.  For example, we note that the line item references on Page 29 relates only to self-storage operations.  Please clarify how your presentation in the future will address this matter for all instances where amounts presented as net income and operating income are not consistent with the amounts presented on the Statements of Income.

Response:

Please note that this response replaces our response dated March 31, 2015.  It is meant to be responsive to your first letter dated March 19, 2015 as well as your letter dated April 15, 2015.

In our future Exchange Act periodic reports, we will ensure that the terminology in our future filings is consistent, when applicable, with our financial statement captions and that the amounts presented in our tables can be agreed to or reconciled by the reader to the applicable financial statement captions on our Statements of Income.  In order to ensure that is the case, among other changes in narrative terminology and line-item labels, we will make the following changes in future filings, referenced to our Form 10-K for the year ended December 31, 2014:

(i)

On page 29, the caption “Total net income” on the table will be revised to “Operating income from self-storage,” and the revised caption will be footnoted as follows: See “Reconcilation of Depreciation and Amortization Expense and Operating Income” below for a reconciliation of the Operating Income from self-storage herein, to Operating Income on our Statements of Income.  See (vii) below for an illustration of the referenced reconciliations.

(ii)

Also on page 29, the caption “Total depreciation and amortization expense” will be footnoted as follows: See “Reconcilation of Depreciation and Amortization Expense and Operating Income” below for a reconciliation of the Depreciation and Amortization expense from self-storage herein, to Depreciation and Amortization expense on our Statements of Income.  See (vii) below for an illustration of the referenced reconciliations.

(iii)

Also on page 29, we will add a subtotal of “Operating income from self-storage” for the Same Store Facilities and Non Same Store Facilities, allowing Operating Income on the tables on pages 30 and 38, respectively, to be tied into this table, as they can be for the subtotals already provided for Revenues, Cost of operations, Net operating income, and Depreciation and amortization expense.

PUBLIC STORAGE

701 Western Avenue, Glendale, CA  91201

Tel: 818-241-8080

publicstorage.com

(iv)

On pages 30 and 38, the current caption “Net income” on these tables will be revised to “Operating income from Same Store Facilities” and “Operating income from Non-Same Store Facilities”, respectively.

(v)

On page 43, the caption “Total ancillary net income” on the table will be revised to “Operating income from ancillary operations,” and a footnote will be added to this caption and the existing caption entitled “commercial depreciation” as follows: See “Reconcilation of Depreciation and Amortization Expense and Operating Income” below for a reconciliation of the Depreciation and Amortization Expense and Operating Income from ancillary operations herein, to the amounts on our Statements of Income.  See (vii) below for an illustration of the referenced reconciliations.  The descriptor “Ancillary net income:” on this table will also be revised, to “Ancillary operating income:.”

(vi)

On page 47, the descriptor “Self-storage net income:” and the caption “Total net income from self-storage” on the table will be revised to “Self-storage operating income:” and “Operating income from self-storage”, respectively.

(vii)

Immediately following the section Net Operating Income, which begins on page 46, we will add the following section, which will allow the reader to reconcile from Depreciation and Amortization expense and Operating Income from self-storage and ancillary operations as mentioned in (i), (ii), and (v) above, to the amounts on our Statements of Income.

Reconciliation of Depreciation and Amortization Expense and Operating Income

In the tables above, we present “Depreciation and Amortization Expense” and “Operating Income” for our self-storage and ancillary operations.  The table below reconciles from the amounts with respect to Self-Storage and Ancillary Operations to the aggregate amounts presented on our Statements of Income:

	Years ended December 31,
	2014	2013	2012
	(Amounts in thousands)
Depreciation and Amortization Expense
Self-storage operations	$ 434,069	$ 384,623	$ 354,971
Ancillary (commercial) operations	3,045	2,779	2,810
Depreciation and amortization on our Statements of Income	$ 437,114	$ 387,402	$ 357,781

Operating Income
Operating income from self-storage	$ 1,048,915	$ 941,174	$ 846,253
Operating income from ancillary operations	90,655	88,009	82,566
General and administrative expenses	(71,459)	(66,679)	(56,837)
Operating income on our Statements of Income	$ 1,068,111	$ 962,504	$ 871,982

In connection with Public Storage’s response to the Staff’s comments, Public Storage hereby acknowledges that:

•	Public Storage is responsible for the adequacy and accuracy of the disclosure in the filing,
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and
•	Public Storage may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me or Lily Hughes, our Chief Legal Officer, at 818-244-8080, ext. 1537, if you have additional questions on this matter.

Sincerely,

/s/ John Reyes

John Reyes

Senior Vice President and Chief Financial Officer

cc: William Demarest

PUBLIC STORAGE

701 Western Avenue, Glendale, CA  91201

Tel: 818-241-8080

publicstorage.com